Yearly Renewable Term Insurance Rider on the First of the Insureds to Die

In this rider, "we", "our" and "us" mean The Equitable Life Assurance Society of the United States. "You" means the Owner of the policy at the time an Owner's right is exercised.
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THIS RIDER'S BENEFIT. We will pay to the beneficiary the amount of term insurance in effect under this rider at the death of the first of the Insureds to die, upon receiving proof that such Insured died before this rider's Term Expiry Date. The Insureds covered under this rider are the Insured person named for coverage under the basic policy and the second Insured named for this rider. This rider's Term Expiry Date is the next policy anniversary after the latest renewal, but not later than the Final Term Expiry Date.

The Policy Information Section (Page 3 and Page 3 - Continued) of the policy or the rider that adds this benefit shows the amount of term insurance, this rider's Initial and Final Term Expiry Dates, and the names of the Insured persons covered under this rider.

MONTHLY CHARGES. While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The monthly rate for this benefit for each $1,000 of term insurance in effect under this rider will be determined by us from time to time. The rate is based on each insured person's sex, attained age, rating class and tobacco-user status. It will never be more than the rate shown in the Table of Guaranteed Maximum Rates For Term Insurance On The First of the Insureds to Die on Page 4 - Continued of the policy.

RATE CHANGES. We have the right to change the specified renewal premiums for this rider from time to time, but they will never be more than the guaranteed maximum renewal premiums shown on Page 3 - Continued of the policy.

Any change in cost of insurance rates and/or the specified renewal premiums will apply only on a uniform basis for Insureds of the same insurance age, sex and class of risk, whose riders have been in force for the same length of time. We will not change rates or class of risk because of an adverse change in either Insured's health, occupation or avocation. Our procedures and standards for rate changes are on file, if required, with the insurance supervisory official of the jurisdiction in which this rider is delivered.

TERMINATION. This rider will no longer be in effect:

1.  on and after its Final Term Expiry Date;

2.  after the death of the first of the insureds to die; or

3.  if the insurance under the policy terminates.

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

BENEFICIARY FOR THIS BENEFIT. The term "beneficiary" in this rider means only the beneficiary for any benefit due from this rider at the death of the first of the Insureds to die. The surviving Insured will be the beneficiary for any benefit due from this rider, unless another beneficiary specified for this rider is named in the application(s) or by any later change and is living at the death of the first of the Insureds to die. A change of such beneficiary will be made and will take effect in the same way as a change of Beneficiary under the policy. If two or more persons are named beneficiary, those surviving the first of the Insureds to die will share equally unless otherwise stated. We will pay to the surviving Insured any benefit due from this rider for which there is no named beneficiary living at the death of the first of the Insureds to die.

INCONTESTABILITY. The Incontestability provision of the policy also applies to this rider. However, if this rider is added after the policy is issued, the time period in this provision will be measured for this rider from its Date of Issue as shown on the Additional Benefits Rider.

SUICIDE EXCLUSION. If the first of the Insureds to die commits suicide (while sane or insane) within two years after the Date of Issue shown on Page 3 or on the Additional Benefit Rider, our liability under this rider will be limited to the payment of a single sum equal to the monthly deductions made for it.

GENERAL. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy.

This rider is non-convertible.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Pauline Sherman
Pauline Sherman, Vice President, Secretary &
Associate General Counsel

/s/ Edward D. Miller
Edward D. Miller, President & Chief Executive Officer

R94-211      Yearly Renewable Term Insurance Rider on the First of the Insureds
                                     to Die